Exhibit 1

FOR IMMEDIATE RELEASE	7 June, 2017

| AGM Trading Update

⬛	Reported billings for first four months up 7.8% at £17.500 billion
⬛	Reported revenue for first four months up 15.9% at £4.846 billion, up 0.9% at $6.037 billion, up 5.1% at €5.657 billion and flat at ¥680 billion
⬛	Constant currency revenue up 3.4%, like-for-like revenue up 0.7%
⬛	Constant currency net sales up 4.0%, like-for-like net sales up 0.7%
⬛	First four months revenue, net sales and profits well above budget and ahead of last year
⬛	Constant currency net debt at 30 April 2017 up £344 million on same date in 2016, with average net debt in first four months of 2017 up by £415 million over same period in 2016, an improving trend over the first quarter, although it continues to reflect strong acquisition activity, including debt acquired on the merger with STW of approximately £150 million and continuing share buy-backs

The following Chairman’s statement was referred to at the Company’s 45th Annual General Meeting held in London at noon today and is available on the Company’s website:

“First, a few comments on current trading.

In the first four months of 2017, reported revenue was up 15.9% at £4.846 billion. Revenue in constant currency was up 3.4%, continuing to reflect the weakness of sterling against the US dollar, the euro and other major currencies. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue was up 0.7%, compared with the same period last year, an improvement over the first quarter growth of 0.2%. Reported net sales were up 16.7% at £4.168 billion, up 4.0% in constant currency and up 0.7% like-for-like, almost the same as first quarter growth of 0.8%. The gap between revenue growth and net sales growth in April reversed the trend seen in the first quarter, continuing to reflect the scale of digital media purchases in media investment management and data investment management direct costs.

The pattern of revenue and net sales growth in the first four months of 2017 is generally the same as the first quarter of the year, with the one month of April showing stronger revenue growth, particularly in the United Kingdom and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, with Western Continental Europe weaker and marginally softer net sales growth. For the first four months, there was like-for-like revenue and net sales growth in all regions and business sectors, except North America and data investment management, with the United Kingdom improving markedly in the month. On a like-for-like basis, public relations and public affairs continued to be the strongest sector, as in the first quarter of 2017, with advertising and media investment management showing an improving trend.

Regional review

North America, with year-to-date, like-for-like revenue and net sales growth of -2.7% and -1.6% respectively, continued to be the weakest performing region, with advertising and media investment management, data investment management and parts of the Group’s healthcare businesses weaker, partly offset by stronger growth in the Group’s public relations and public affairs, branding & identity and digital, eCommerce and shopper marketing businesses.

The United Kingdom, with year-to-date, like-for-like revenue and net sales growth of 5.6% and 5.1% respectively, improved markedly over the first quarter, with the Group’s advertising and media investment management, public relations and public affairs and branding & identity businesses, showing stronger growth than the first quarter.

Western Continental Europe, with year-to-date, like-for-like revenue and net sales growth of 4.2% and 3.0% respectively, somewhat softer than the first quarter, with all markets, except Austria, Ireland, the Netherlands, Spain and Turkey performing well in the first four months.

Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, strengthened in April, with year-to-date, like-for-like revenue and net sales growth of 0.8% and 0.5% respectively, compared with -0.1% for both revenue and net sales in the first quarter. All sub-regions showed improvement, particularly in Asia Pacific, Latin America and Central & Eastern Europe. In Asia, all markets except Greater China, Malaysia and Singapore grew strongly. In mainland China, the Group’s media investment management, public relations and public affairs and healthcare businesses improved strongly in April, with parts of the Group’s data investment management and digital, eCommerce and shopper marketing sectors continuing to slow.

Business sector review

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew by 8.0%, with like-for-like growth of 1.6% in the first four months, a significant improvement over the first quarter growth of 7.1% and 0.2% respectively. However, these figures continue to reflect the weaker trading conditions in the Group’s media investment management businesses in North America and the Middle East and the strong comparative in the first four months of last year of almost 7% like-for-like growth. Net sales grew 7.6% in constant currency, with like-for-like growth of 0.2%, also showing a strong improvement in like-for-like net sales growth compared with the first quarter -0.3%. The Group’s media investment management businesses grew strongly in all other regions and sub-regions, particularly the United Kingdom, Latin America and Africa. The Group’s advertising businesses continue to be challenged in the mature markets, especially North America and Western Continental Europe, where some of the restructuring costs incurred in recent years have been directed.

Data Investment Management

On a constant currency basis, data investment management revenue fell 5.0%, with like-for-like revenue down 3.9% in the first four months. The decline in net sales, as in the first quarter, was less significant, with constant currency net sales -2.9% and like-for-like -1.6%. In the United Kingdom, Latin America and Africa, like-for-like net sales grew strongly, as in the first quarter, with North America, Western Continental Europe and Asia Pacific remaining difficult.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs revenue and net sales were up 5.8% and 4.9% respectively, slightly slower than the first quarter, with like-for-like revenue and net sales up 3.8% and 3.2% respectively, still the strongest performing sector, as it was in the first quarter. In April, the United Kingdom showed very strong growth with Western Continental Europe and Asia Pacific slightly weaker, compared with the first quarter.

Branding and Identity, Healthcare and Specialist Communications

In constant currencies, at the Group’s branding and identity, healthcare and specialist communications businesses (including digital, eCommerce and shopper marketing), net sales growth was 2.3%, with like-for-like net sales growth 2.0%, fractionally weaker than the first quarter, but still the second strongest performing sector. All businesses in this sector, except parts of the Group’s specialist communications and healthcare communications businesses, performed well in the first four months.

Operating profitability

In the first four months, on a constant currency basis, revenue, net sales and profits were ahead of the quarter one revised forecast, budget and last year.

As indicated in the first quarter trading update, our quarter one revised forecasts are similar to budget, with like-for-like revenue and net sales growth up around 2%.

For the remainder of 2017, the focus remains on improving revenue and net sales growth, driven by our leading position in horizontality, faster growing geographic markets and digital, premier parent company creative and effectiveness position, new business and strategically targeted acquisitions. At the same time, we will concentrate on meeting our operating margin objectives, by managing absolute levels of costs and increasing our cost flexibility, in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in recent years continue to be realised.

Balance sheet highlights

Average net debt in the first four months of this year was £4.654 billion, compared to £4.239 billion in 2016, at 2017 exchange rates. This represents an increase of £415 million, an improvement over the first quarter. Net debt at 30 April 2017 was £5.156 billion, compared to £4.812 billion in 2016 (at 2017 exchange rates), an increase of £344 million, a significant improvement compared with the £474 million higher net debt at the end of the first quarter of 2017. The increased average and period end net debt figures, reflect the significant net acquisition spend, share buy-backs and dividends in the twelve months to 30 April 2017, and the impact of the net debt acquired on the merger with STW in Australia, more than offsetting the improvements in working capital.

In May 2017, the Group issued €250 million of 3 year floating rate bonds with a coupon of 3 month EURIBOR plus 0.32%. The first coupon covering the period from May to August was set at 0%. The bonds provide medium term liquidity taking advantage of current low interest rates.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 17 transactions in the first four months; 8 acquisitions and investments were in new markets and 12 in quantitative and digital and 1 was driven by individual client or agency needs. Out of these transactions, 4 were in both new markets and quantitative and digital.

Specifically, in the first four months of 2017, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, Croatia, China and India; data investment management in the United Kingdom and Ireland; in digital, eCommerce & shopper marketing in the United States, the United Kingdom, Ireland and China.

A further 3 acquisitions have been completed since 30 April in digital, eCommerce & shopper marketing in the United States and Spain.

Return of funds to share owners

As outlined in the 2015 Preliminary Announcement, the achievement of the previous targeted pay-out ratio of 45% one year ahead of schedule, raised the question of whether the pay-out ratio target should be increased further. Following that review, your Board decided to increase the dividend pay-out ratio to a target of 50%, to be achieved by 2017, and, as a result, dividends increased by an overall 17.0% in relation to 2015, and a dividend pay-out ratio of 47.7%. In 2016, dividends increased overall by a further 26.7% (including the proposed final dividend of 37.05p), reaching the recently targeted pay-out ratio of 50% one year ahead of schedule. Your Board will continue to review the question of whether the dividend pay-out ratio should be further increased, although any increase in the pay-out ratio has to be balanced against the continuing attractive opportunities to reinvest retained earnings in the business.

During the first four months of 2017, share buy-backs remained at the same level as the first quarter, with 10.0 million shares, or 0.8% of the issued share capital, purchased at a cost of £180 million and an average price of £17.91 per share, with 2.0 million shares being purchased as Treasury stock and 8.0 million shares purchased by the ESOP Trusts. Further share buy-backs continued in May and June and the Group’s objective remains to repurchase 2-3% of the issued share capital.

Outlook

Macroeconomic and industry context

2016, the Group’s thirty first year, was another record year, following successive post-Lehman record years in 2011, 2012, 2013, 2014 and 2015, six record years in a row, despite a generally low global growth or tepid environment. Top line growth remained strong, with operating profits and margins meeting and exceeding targets and all regions and sectors showing growth on almost all metrics. 2017 has started more slowly, with like-for-like revenue and net sales growth of just under 1%, but with renewed and encouraging net new business wins, further confidential assignments won globally in the United States and the Middle East, and further wins to be announced and opportunities to be explored over the coming months.

Generally, the world seems trapped currently in a nominal GDP growth range of 3.0-4.0%. Historically, the BRICs or Next 11, located in Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe offered higher growth rates. After all, that is where the next billion middle-class consumers will come from. However, in the last few years Brazil, Russia and China have all faced various challenges and slowed, although India remains the one BRIC star currently continuing to shine (so far, despite demonetisation and GST issues). Whilst that diminishing growth gap has been countered somewhat by better prospects in the Next 11, CIVETS and MIST markets like Mexico, Colombia, Vietnam, Indonesia, the Philippines, South Africa, Turkey and Egypt, the growth rates of the mature markets of the United States, the United Kingdom and Western Continental Europe have also improved, albeit from relatively low levels of growth. That continues to be the case with the short to medium-term prospects in the United States, at least, strengthening under the Trump administration, which is clearly much more strongly pro-business, and much more business-connected than the Obama administration, outlining planned pro-growth tax, infrastructure investment, spending and regulatory reform, although implementation has been delayed. The prospects in the United Kingdom are more mixed as the possible post-Brexit vote scenarios will play out over the next two years and uncertainties about the outcomes increase, although a successful outcome for the incumbent Government in the forthcoming General Election should provide more wiggle room to negotiate a deal around a transition agreement and/or free movement and keep Tory hard-line Brexiteers in check. The four leading Western Continental European economies, Germany, France, Italy and Spain, also still face political uncertainty, although Germany and Spain are strengthening economically.

In these circumstances, clients face challenging top line growth opportunities and uncertainties. And although inflation may pick up in the United States because of stimulative economic policy and in the United Kingdom because of the weakness of sterling, generally inflation remains at low levels, resulting in limited pricing power. As a result, there remains considerable focus on the short-term and cost and the finance and procurement functions are dominant, certainly equal or more powerful than marketing, rightly or wrongly, and the siren calls of consultants suggest cost based solutions.

In addition, if you are running an established business, you are faced with three simultaneous discombobulating forces - technological disruption from disintermediators, those like Uber or Airbnb or Amazon in the transportation, hospitality and retail industries; the zero-based budgeting techniques of companies like 3G Capital, Reckitt Benckiser and Coty in consumer package goods and Valeant and Endo in the pharmaceutical industries (although their models have become somewhat discredited); and, finally, the attentions of activist investors such as Nelson Peltz, Bill Ackman or Dan Loeb. These pressures have intensified recently, in the last three to six months with a perfect storm being created by this trifecta of forces, reflected, for example, in the significant psychological impacts of the aborted Kraft Heinz bid for Unilever and the Trian investment in Procter & Gamble. And these winds are unlikely to shift or abate until interest rates return to more normal historical levels. They are causing the distortions that investors like Warren Buffett identified many years ago. The slow but solid growth prospects of baked beans or tomato ketchup are attractive, when you can borrow long-term at virtually zero interest rates.

Not helping either in focusing on the long-term, is the average term life of S&P 500 and FTSE 100 CEOs at 6-7 years, CFOs at 4-5 years and CMOs at 2-3 years. As a result, it is not surprising that since Lehman at the end of 2008, the combined level of dividend payments and share buybacks as a proportion of retained earnings at the S&P 500 has steadily risen from around 60% of retained earnings to over 100%. In effect, managements are abrogating responsibility for reinvesting retained profits to their institutional investors. In fact, in seven of the last eight quarters the ratio has exceeded or almost reached 100%, tapering off in the last two quarters as stock market indices and share prices reached new highs and the relative attraction of buy-backs lessened.

This emphasis on the short-term and consequent disinclination to invest for the long-term may be misplaced. Our over ten-year experience of measuring brand valuation clearly shows that the strongest innovators and strongest brands generate the strongest top line growth and total shareholder returns. If you had invested equally over the last decade in the top 100 brands identified by our annual Financial Times/Millward Brown BrandZ Top 100 Most Valuable Global Brands survey, you would have outperformed the S&P 500 index by over two thirds and the MSCI by over three and a half times, more than most, if not all, active money managers can claim. Investing in innovation and strong brands yields enhanced returns. Perhaps surprisingly, corporate structures that seem to offend customary good corporate governance may deliver better long-term results. Controlled companies like the Murdochs’ Newscorp and Fox or the Roberts’ Comcast or Zuckerberg’s Facebook or Brin & Page’s Google or Bezos’ Amazon or, now, Spiegel’s Snap may provide the confidence and stability needed to take the appropriate level of risk.

Given this macro-economic background, it is not surprising that clients are generally grinding it out in a highly competitive ground game, rarely resorting to a passing game or Hail Marys. Both volume and price-based growth are hard to find. Recently reported calendar 2016 and first quarter 2017 results generally reflect this, for example, in the auto, retail, consumer package goods and pharmaceutical industries. Although top line growth may be hard to find and sales guidance missed or just met, bottom lines are met or exceeded. As top line growth opportunities become more and more pressurised, acquisitions and mergers become even more attractive as a growth opportunity, particularly if they present opportunities for significant cost synergies and relatively unleveraged balance sheets can be supplemented by still historically low cost long-term debt. One, no doubt self-interested, investment banker raised the possibility of the first $100 billion cash/debt financed acquisition to surpass the previous world record $60 billion Bayer/Monsanto deal.

Our industry is no different. Competition is fierce and as image in trade magazines, in particular, is crucial to many, account wins at any cost are paramount. There have been several examples recently of major groups being prepared to offer clients up-front discounts and payments as an inducement to renew contracts, heavily reduced creative and media fees, extended payment terms, unlimited indirect liability for intellectual property liability and cash or pricing guarantees for media purchasing commitments, even though the latter are difficult for procurement departments to measure and monitor in the future, as the relevant variables ebb and flow. As some say, you are only as strong as your weakest competitor. These practices cannot last and will only result eventually in poor financial performance and further consolidation, the premium being on long-term profitable growth. Our industry may be in danger of losing the plot. Once you accept benchmarking as a means of evaluation you become a cost and are viewed as a source of funding or insurance, rather than an investment or value added and recent industry results have reflected this increased pressure and inconsistencies. Some are storing up problems for the next generation of management.

Not surprising then that your Company’s top line revenue and net sales organic growth continued to hover around the 3% level and on a cumulative basis for the last two years around 6%, as it has done in previous sets of consecutive years. In the first half of 2016 growth was around 4%, due to weaker comparatives and in the second half at around 2% due to stronger comparatives.

2017 is unlikely to be much different. There seems little reason for an upside breakout in growth in terms of worldwide GDP, or indeed a downside breakout, despite the possibility of an increase in interest rates in the short-term. Interest rates are likely to continue to remain at historically low relative levels, longer than some think. Whilst Trumponomics may well result in an increase in the United States GDP growth rate and the United States is the biggest ($18 trillion) GDP engine out of a total of $74 trillion worldwide, political uncertainties in Europe, West and East, the Middle East, the PyeongChang Peninsula, Chinese focus on qualitative growth and the longer-term recovery of Latin America, probably mean that stronger growth will be harder to find outside the United States. America First, if the new Administration’s plans are implemented, will almost definitely mean a stronger American economy, at the very least in the short- to medium-term.

2017 is neither a maxi- or mini-quadrennial year, although it will be somewhat influenced by the build-up for the Russian World Cup and the mid-term Congressional elections, both in 2018 and, perhaps, the PyeongChang Winter Olympics. Nominal GDP growth should continue to be in the 3.0-4.0% range, with advertising as a proportion remaining constant overall, with mature markets continuing at lower than pre-Lehman levels, counter-balanced by under-branded faster growth markets growing at faster rates. In our own case, budgets indicate top line revenue and net sales growth of around 2%, reflecting the impact of a lower net new business record in the latter part of 2016, although new business activity and conversion rates have recently started to improve, and a faster rate of growth in the second half, primarily reflecting easier comparatives.

The human element

And finally, let me dig a little deeper into the results that we announce today; not just the numbers, pleasing though they are, but rather into the nature of those numbers and how they have been achieved. And I am prompted to do so by the continued and impressive advances of Artificial Intelligence and the publicity and the speculation that such advances increasingly attract.

Most of the Group’s companies already make profitable use of artificial intelligence. Wherever modern technology can perform complex tasks with speed and accuracy, WPP companies are quick to embrace it. That process will undoubtedly continue. But much of the most valuable work that WPP undertakes on behalf of our clients is work that is beyond the capability of even the most sophisticated algorithm – and will be for many, many years to come.

In the design of brands, in the positioning of brands, in the building of brands, in the maintenance of brands - yes, hard, research-based facts are of course essential. But at least as important for continued commercial success is an intuitive understanding of human nature and how best to engage it. And for that you need human beings of exceptional talent.

So, let me take this opportunity, on behalf of the board of WPP, our management and our share owners, to recognise publicly the true parents of our financial performance: those tens of thousands of inventive, creative individuals in our operating companies who between them craft the elegant solutions to our clients’ briefs. Our debt to them is immense - and I would like it to be formally recorded.”

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Lisa Hau	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh		+852 2280 3790

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.